ASG Consolidated LLC	Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges (in thousands)

	Acquisition 1/28/2000 through 12/31/2000	Year Ended
		12/31/2001	12/31/2002	12/31/2003	12/31/2004
Fixed Charges:
Interest expensed	$38,259	$32,585	$34,640	$35,330	$34,027
Estimate of interest within rental expense	667	933	1,000	1,301	1,267
Interest capitalized	—	—	—	—	—
Amortized premiums	—	—	—	—	—
Amortized transaction fees	—	1,539	3,852	5,242	5,311
Amortized discounts	—	969	485	—	2,832

Total	$38,926	$36,026	$39,977	$41,873	$43,437

Earnings:
Pretax income (loss) from continuing operations	$10,593	$16,276	$8,577	$14,680	$(31,725)
Less: minority interest	—	171	401	(179)	—

Pretax income from continuing operations before adjustment for minority interest	10,593	16,105	8,176	14,859	(31,725)
Fixed charges	38,926	36,026	39,977	41,873	43,437

Total	$49,519	$52,131	$48,153	$56,732	$11,712

Earnings to Fixed Charges Ratio (1)	1.27	1.45	1.20	1.35	0.27

(1)	For the year end December 31, 2004, the deficiency in earnings was approximately $31.7 million.